UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Q2 2015 Results Presentation

Item 1

Mr. Stefan Borgas | President & CEO August 12 , 2015 Q2 2015 Results

 Important Legal Notes The information delivered or to be delivered to you does not constitute an offer or a recommendation to do any transaction in Israel Chemicals Ltd . (ICL) securities . Certain statements in this presentation and other oral and written statements made by ICL from time to time, are forward - looking statements, including, but not limited to, those that discuss strategies, goals, outlook or other non - historical matters ; or projected revenues, income, returns or other financial measures including expected results from various initiatives, as well as expected pricing trends in our markets . These forward - looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the statements, including, among others, the following : loss or impairment of business licenses or mining permits or concessions ; natural disasters ; failure to raise the water level in evaporation Pond 5 in the Dead Sea ; accidents or disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas ; labor disputes, slowdowns and strikes involving our employees ; currency rate fluctuations ; rising interest rates ; general market, political or economic conditions in the countries in which we operate ; pension and health insurance liabilities ; price increases or shortages with respect to our principal raw materials ; volatility of supply and demand and the impact of competition ; changes to laws or regulations (including environmental protection and safety and tax laws or regulations), or the application or interpretation of such laws or regulations ; government examinations or investigations ; the difference between actual reserves and our reserve estimates ; failure to integrate or realize expected benefits from acquisitions and joint ventures ; volatility or crises in the financial markets ; cyclicality of our businesses ; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control ; decreases in demand for bromine based products and other industrial products ; litigation, arbitration and regulatory proceedings ; closing of transactions, mergers and acquisitions ; and war or acts of terror . We caution you that the above list of important factors is not comprehensive . We refer you to filings that we have made and shall make with the TASE and the U . S . SEC, including under “Risk Factors” in our annual report on Form 20 - F . They may discuss new or different factors that may cause actual results to differ materially from this information . Forward - looking statements and projections are given only as of the date of this communication, and we disclaim any obligation to update or revise them, whether as a result of new information, future events or otherwise, except as required by law . Market data and certain industry data used in this communication were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information and industry publications . Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed . Similarly, internal reports and studies, estimates and market research, which we believe to be reliable as of their respective dates and accurately extracted by us for use in this communication, have not been independently verified . We cannot assure you that such data is accurate or complete . Readers and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information .

 Highlights & Financial Results $ millions Q 2 15 Q 2 14 % change Q 1 15 % change Revenues 1 , 196 1 , 535 (22.1)% 1 , 403 (14.8)% Operating income 107 78 37.2% 315 (66.0)% Adjusted operating income 251 243 3.3% 275 (8.7)% Net income 75 68 10.3% 217 (65.4)% Adjusted net income 177 214 (17.3)% 193 (8.3)% Cash flow from operations 325 121 169% 66 392% ▪ Progress of efficiency initiatives fully on track ▪ Second half performance to be supported by elevated potash sales and improved profit margins ▪ Strategic progress : acquisition of Allana Potash completed, significant advance in Chinese phosphates JV

Business Environment & Major Developments

ICL Fertilizers

$ million	Q2 2015	Q2 2014
Sales	643	821
Adj. O/I	156	168

- Quarterly results **impacted by the strike** but supported by **continued improvement** at Rotem and at ICL UK
- **Increased potash production** expected at ICL Dead Sea in 2H2015
- **New potash sales contracts** in China (1.2mt) and India (835kt)
- **Seasonal improvement in phosphate demand** expected to support prices
- ICL **Specialty Fertilizers**: **Increased competition** However, **good progress** in the Controlled Release Fertilizers market in China

ICL Industrial Products

$ million	Q2 2015	Q2 2014
Sales	247	359
Adj. O/I	31	31

- **Pre-strike capability** anticipated to be achieved at the end of Q3
- **Efficiency improvements** expected mostly in 2016
- **We are achieving higher** elemental bromine and compound prices
- **Lower FR demand** for printed circuit boards and biocides markets. **Stable demand** in other business lines

ICL Performance Products

$ million	Q2 2015	Q2 2014
Sales	364	409
Adj. O/I	38	56

- Advanced Additives – **lower phosphate salts sales due to competitive pressure** in the US partially offset by strong fire safety sales and strong acid sales in Europe
- Food Specialties – **successful integration of new acquisitions** more than offset weaker demand and depreciated Euro
- **Non core divestitures fully completed** with total net proceeds of $380M and capital gain of $170M after tax
- **Stable 2H outlook** for core business

Where needs take us
4

Operational Efficiency Achievements in Israel 5 Over 250 (over 10%) employees have already left both sites Headcount Reduction Approx. 50 employees will leave the company by 2018 . ICL Dead Sea, ICL Neot Hovav ICL Neot Hovav Managerial Control & Efficiency Initiatives Flexible deployment of employees ICL Dead Sea estimated additional production capability ~ 400 kt per year Reduction and control over employee benefits costs Production Management decision on staffing levels, work practices and structural changes Freedom to implement Shared Services & pursue Operational Excellence ICL Dead Sea, ICL Neot Hovav

Investment into Operational Excellence in Israel

Strike impact - 2015	
Impact on operating income ($M)	~(260)*
Impact on net income ($M)	~(200)*

Benefits – anticipated continuous operational improvements	
Total economic impact ($M, NPV)	~(90)
Total benefits ($M, NPV)	~260
Benefit from bromine and compound price increase – estimated annual contribution ($M/year)	~ 20
Higher than expected recovery of potash in the ponds ($M/year)	10 – 20
Ability to implement ongoing productivity improvements in ICL DS and Neot Hovav	Potential upside

NPV of economic benefit: at least $170 million

* Including 2H strike impact of ~$15M on operating income and ~$11M on net income

Where needs take us

6

JV in China – Strategic Progress of an Attractive Opportunity


Kunming

Transaction approval on track, demonstrating local authorities support

Management team fully in place

Approvals have partially already been granted

Approval process continues to be very constructive

The R&D agreement was signed on June 2015:

- 11 projects were jointly agreed in Food, Engineered Materials, Agro and process improvement. Additional projects by year-end

The JV in Numbers	
Investment	$183M in the JV. $270 in the listed company
Revenues	~550M in year 1 to ~700M in year 5
EBITDA Margins	Low teens in year 1 to high teens in year 5
EV/EBITDA	~7.4x EV/EBITDA multiple in year 2
Additional CAPEX	About $340 million spread over 5 years
Cash EPS Accretion	From the first full year of operations

Production capability	JV	Aggregate
Phosphate Rock	2.5mt	6.5mt
Fertilizers	850kt	2.7mt
Specialty Fertilizers	115kt	895kt
Phosphoric Acid	700kt	1.3mt
Purified Phosphoric Acid	60kt	350kt

Where needs take us

7

Opportunities in Potash, SOP and Polysulphate TM to Increase Production 8 Potential gradual increase of production capability 5.3 5.1 7.8 0.13 1.0 0.5 10.0% 7.5% 9.0% 0.0% 2.0% 4.0% 6.0% 8.0% 10.0% 12.0% 14.0% 16.0% 2 4 6 8 10 2005A 2015E 2025E Million tonnes Potash Polysulphate SOP Potash market share Incremental potash production – short term & brownfield potash Project Production (Mt) Comments ICL Iberia 0.3 1 st stage brownfield expansion ICL Dead Sea 0.4 Polysulphate TM 1.0 By 2020 Incremental potash production – long term Project Production (Mt) Comments ICL Iberia 1.0 2 nd stage brownfield expansion ICL Ethiopia - potash 1.0 - 1.5 Subject to detailed engineering planning ICL Ethiopia - SOP 0.5 Subject to detailed engineering planning Source: Industry publications, ICL estimates ~

9 Industrial Products’ Growth Projects - a Significant Contribution To Future Sales FURNITURE & TEXTILE TRANSPORTATION WATER TREATMENT CONSTRUCTION INTERMEDIATES FOR FOOD, PHARMA, AGRO OIL & GAS POWER PLANTS ELECTRONICS Growth Areas Next generation Polymeric and Reactive flame retardants Brominated biocides Merquel and Clear Brine Fluids Purified potassium chloride Energy Storage 2020 estimated contribution Potential s ales of ~$150M with above average operating income

ICL Performance Products – Full Focus on Core Business 10 Leveraging our proprietary technology in the rapidly developing market space for creative food with unique ingredient systems Leveraging ICL’s natural resources and technology in a diverse portfolio of applications Food Specialties Advanced Additives '06 '07 '08 '09 '10 '11 '12 '13 '14 '15E '16E '17E '18E '19E Operating Income % Revenue (m$) Core (Rev $) Non Core (Rev $) Core (OI %) Non Core (OI %) Thermphos - P2S5 business $ 1 , 711 M Estimated CAGR 2015 - 2019 : 4 - 6 % Estimated operating margin expansion: about 150 - 250 basis points

Financial Results Mr. Kobi Altman Executive VP & CFO

1 , 535 1 , 196 19 61 61 253 127 100  Q 2 2015 Results Q 2 2015 Sales Q 2 2015 Adjusted o perating income Numbers may not add up due to rounding $ millions Q 2 15 Q 2 14 % change Q 1 15 % change Revenues 1 , 196 1 , 535 (22.1)% 1 , 403 (14.8)% Operating income 107 78 37.2% 315 (66.0)% Adjusted operating income 251 243 3.3% 275 (8.7)% Net income 75 68 10.3% 217 (65.4)% Adjusted net income 177 214 (17.3)% 193 (8.3)% Cash flow from operations 325 121 169% 66 392% 243 251 6 19 29 36 10

 Potash Bridge Analysis Sales ($M) Operating income ($M) Numbers may not add up due to rounding 445 238 18 179 22 24 131 139 104 11 8 2 18 11 6 38 93

 Specialty and Phosphate Fertilizers Sales ($M) Operating income ($M) Numbers may not add up due to rounding 404 430 4 65 43 21 30 51 41 9 12 4 9 4 10

- 113 31 31 - 15 144 4 1 5 6 40  Industrial Products Sales ($M) Operating income ($M) Numbers may not add due to rounding 359 247 14 33 65

 Performance Products Sales ($M) Operating income ($M) Numbers may not add due to rounding 409 364 108 100 48 5 50 40 38 52 10 32 21 9 4 14

Efficiency Initiatives Contribution – Segment Breakdown 17 USD millions/year 2016 efficiency gains run - rate of $ 350 M Segment run - rate contribution 2016E 2015E 2014A ICL PP ICL IP Phosphates and fertilizers Potash $ 240 million $ 120 million $ 350 million Procurement Energy Commercial excellence R&D Production cost efficiency

Operational Excellence Goals at Our Production Sites

ICL Dead Sea



Potash

- Additional production of 400kt annually beyond the 3 years compensation for the strike losses
- Potash cost per tonne reduction of ~ $10 by 2016
- EBITDA contribution of ~$50 million by 2016

ICL Iberia



Potash

- Reduce our fixed costs per tonne by around €40/t by 2020
- EBITDA contribution of ~$20 million by 2016 and ~$50 million by 2020

ICL UK



Potash
Polysulphate ™

- Increased potash production by 40% vs. 2013 level
- Potash cost per tonne reduction of ~ $40 by 2016
- EBITDA contribution of ~$50 million by 2016

ICL Rotem



Phosphate

- Increase production of main products vs. 2013 level : MGA - ~15% Fertilizers - ~10%
- EBITDA contribution of ~ $80 million by 2016

ICL Industrial Products, ICL Performance Products

Engineered Materials, Food

- Operational Excellence initiatives implementation started in 2015
- Labor costs reduction at ICL Neot Hovav and the elemental bromine plant at the Dead Sea

Where needs take us

18

Thank You

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Executive Vice President and Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: August 12, 2015